# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IMAGENEBIO, INC., CIK 0001835579
CUSIP: 45175G207
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 12526 High Bluff Drive, Suite 345, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 07/25/2025
Amends the filing with accession number 0001387131-22-001711
Filed by CIK 0001628098
Persons authorized to receive notices and communications: Ommer Chohan, CFO, 300 Technology Square, 8th Floor, Cambridge, Massachusetts (MA), 02139, (857) 201-2700

## Reporting persons
- Atlas Venture Fund X, L.P. (CIK 0001628098): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 241,800; sole dispositive power 0; shared dispositive power 241,800; aggregate amount beneficially owned 241,800 (2.1% of the class)
- ATLAS VENTURE ASSOCIATES X, L.P. (CIK 0001742766): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 241,800; sole dispositive power 0; shared dispositive power 241,800; aggregate amount beneficially owned 241,800 (2.1% of the class)
- Atlas Venture Associates X, LLC (CIK 0001742765): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 241,800; sole dispositive power 0; shared dispositive power 241,800; aggregate amount beneficially owned 241,800 (2.1% of the class)
- Atlas Venture Fund XI, L.P. (CIK 0001708269): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 103,494; sole dispositive power 0; shared dispositive power 103,494; aggregate amount beneficially owned 103,494 (0.9% of the class)
- Atlas Venture Associates XI, L.P. (CIK 0001780068): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 103,494; sole dispositive power 0; shared dispositive power 103,494; aggregate amount beneficially owned 103,494 (0.9% of the class)
- Atlas Venture Associates XI, LLC (CIK 0001780067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 103,494; sole dispositive power 0; shared dispositive power 103,494; aggregate amount beneficially owned 103,494 (0.9% of the class)
- Atlas Venture Opportunity Fund I, L.P. (CIK 0001759241): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 72,885; sole dispositive power 0; shared dispositive power 72,885; aggregate amount beneficially owned 72,885 (0.6% of the class)
- Atlas Venture Associates Opportunity I, L.P. (CIK 0001780065): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 72,885; sole dispositive power 0; shared dispositive power 72,885; aggregate amount beneficially owned 72,885 (0.6% of the class)
- Atlas Venture Associates Opportunity I, LLC (CIK 0001780066): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 72,885; sole dispositive power 0; shared dispositive power 72,885; aggregate amount beneficially owned 72,885 (0.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: IMAGENEBIO, INC.
Address of issuer's principal executive offices: 12526 High Bluff Drive, Suite 345, San Diego, California (CA), 92130
Comment:
Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 11, 2022, (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

On December 23, 2024, Ikena, Insight Merger Sub I, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Ikena ("Merger Sub I"), Insight Merger Sub II, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands and direct wholly owned subsidiary of Ikena ("Merger Sub II"), and Inmagene Biopharmaceuticals, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (the "Inmagene"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I merged with and into Inmagene, pursuant to which Merger Sub I ceased to exist and was struck off the Register of Companies by the Registrar of Companies in the Cayman Islands (the "Registrar of Companies"), with Inmagene surviving (the "Surviving Entity") such merger as a direct, wholly owned subsidiary of Ikena (the "First Merger"), and immediately after the First Merger, the Surviving Entity merged with and into Merger Sub II, pursuant to which Inmagene ceased to exist and was struck off the Register of Companies by the Registrar of Companies, with Merger Sub II surviving such merger as a direct, wholly owned subsidiary of Ikena (the "Second Merger" and, collectively with the First Merger, as appropriate, the "Merger").

On July 15, 2025, Ikena held its annual meeting of Ikena stockholders at which Ikena's stockholders approved the Merger, along with a reverse stock split of Ikena's common stock to be with the final ratio to be mutually agreed to by Ikena and Inmagene.

On July 25, 2025, the reverse stock split was effected at a ratio of 1-for-12, the Merger closed and Ikena changed its name to "ImageneBio, Inc."

The Reporting Persons are filing this Amendment No. 1 to report the dilution of their beneficial ownership by virtue of the completion of the Merger.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Atlas X is the record owner of 241,800 shares of Common Stock. AVA X LP is the general partner of Atlas X and AVA X LLC is the general partner of AVA X LP. Each of Atlas X, AVA X LP and AVA X LLC has shared voting and dispositive power over the shares held by Atlas X. As such, each of Atlas X, AVA X LP and AVA X LLC may be deemed to beneficially own the shares held by Atlas X.

As of the date hereof, Atlas XI is the record owner of 103,494 shares of Common Stock. AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of Atlas XI, AVA XI LP and AVA XI LLC has shared voting and dispositive power over the shares held by Atlas XI. As such, each of Atlas XI, AVA XI LP and AVA XI LLC may be deemed to beneficially own the shares held by Atlas XI.

As of the date hereof, AVOF is the record owner of 72,885 shares of Common Stock. AVAO LP is the general partner of AVOF and AVAO LLC is the general partner of AVAO LP. Each of AVOF, AVAO LP and AVAO LLC has shared voting and dispositive power over the shares held by AVOF. As such, each of AVOF, AVAO LP and AVAO LLC may be deemed to beneficially own the shares held by AVOF.

Each of the Fund X Reporting Persons, Fund XI Reporting Persons and Opportunity Fund Reporting Persons may be deemed to beneficially own 2.1%, 0.9% and 0.6%, respectively, of the Issuer's outstanding Common Stock, which percentages are calculated based upon approximately 11,600,000 outstanding shares of Common Stock of the Issuer as of July 25, 2025, as reported in the Issuer's Current Report on Form 8-K and filed with the Securities and Exchange Commission on July 25, 2025.

Collectively, the Reporting Persons beneficially own an aggregate of 418,179 shares of Common Stock, which represents 3.6% of the Issuer's outstanding Common Stock. The Fund X Reporting Persons, Fund XI Reporting Persons and the Opportunity Fund Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, each of Atlas X, AVA X LP and AVA X LLC have shared voting power and shared dispositive power over 241,800 shares of Common Stock.

As of the date hereof, each of Atlas XI, AVA XI LP and AVA XI LLC have shared voting power and shared dispositive power over 103,494 shares of Common Stock.

As of the date hereof, each of AVOF, AVAO LP and AVAO LLC have shared voting power and shared dispositive power over 72,885 shares of Common Stock.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on July 25, 2025 by virtue of the closing of the Merger.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Atlas Venture Fund X, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates X, L.P., its general partner, By: Atlas Venture Associates X, LLC, its general partner, By: Ommer Chohan, its CFO (07/29/2025)
- ATLAS VENTURE ASSOCIATES X, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates X, LLC, its general partner, By: Ommer Chohan, its CFO (07/29/2025)
- Atlas Venture Associates X, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (07/29/2025)
- Atlas Venture Fund XI, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates XI, L.P., its general partner, By: Atlas Venture Associates XI, LLC, its general partner, By: Ommer Chohan, its CFO (07/29/2025)
- Atlas Venture Associates XI, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates XI, LLC, its general partner, By: Ommer Chohan, its CFO (07/29/2025)
- Atlas Venture Associates XI, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (07/29/2025)
- Atlas Venture Opportunity Fund I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I L.P., its GP, By: Atlas Venture Associates Opportunity I LLC, its GP, By: Ommer Chohan, its CFO (07/29/2025)
- Atlas Venture Associates Opportunity I, L.P.: /s/ Ommer Chohan, By: Atlas Venture Associates Opportunity I LLC, its general partner, By: Ommer Chohan, its CFO (07/29/2025)
- Atlas Venture Associates Opportunity I, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (07/29/2025)